UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2025

Commission file number: 001-41557

CLEARMIND MEDICINE INC.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

As previously disclosed, on November 3, 2025, Clearmind Medicine Inc. (the “Company”) received a written notification from the Listing Qualifications Department of Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is no longer in compliance with Nasdaq Listing Rule 5550(b)(1) (the “Minimum Stockholders’ Equity Rule”), which requires companies listed on the Nasdaq Capital Market to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing.

On September 17, 2025, the Company entered into securities purchase agreements with investors to which the Company shall issue and sell, from time to time, convertible promissory notes (the “Promissory Notes”) in the aggregate principal amount of up to $10,000,000. As of the date hereof, the Company has issued Promissory Notes in the aggregate principal amount of $2.5 million, of which an aggregate of $2.2 million of outstanding amounts due under the Promissory Notes were converted into 4,135,000 of the Company’s common shares. In addition, in November 2025 and as of December 3, 2025, the Company raised approximately $7.25 million in gross proceeds from registered direct offerings of common shares and pre-funded warrants, and as of December 3, 2025, the Company has issued 2,090,987 common shares as a result of the exercises for cash and on a cashless basis of warrants to purchase 2,894,769 common shares, which were previously classified as a liability given certain of their contractual terms which precluded equity classification, that were issued in the Company’s financings in in April 2023 and January 2024 for aggregate gross proceeds of approximately $183,000.

As of the date of this Report of Foreign Private Issuer on Form 6-K, the Company believes it has regained compliance with the Minimum Stockholders’ Equity Rule based upon the above mentioned transactions.

Nasdaq has informed the Company that it will continue to monitor the Company’s compliance with the Minimum Stockholders’ Equity Rule. If, at the time of the Company’s next periodic report, the Company does not demonstrate compliance with this requirement, the Company may be subject to delisting.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-275991, 333-270859, 333-273293) and Form S-8 (File No. 333-283695), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Examples of forward-looking statements in this Report of Foreign Private Issuer on Form 6-K include, without limitation, statements regarding the Company’s belief that it has regained compliance with the Minimum Stockholders’ Equity Rule and the Company’s ability to maintain compliance Nasdaq Listing Rules. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine, Inc.
(Registrant)

Date: December 5, 2025	By:	/s/ Adi Zuloff-Shani
	Name:	Adi Zuloff-Shani
	Title:	Chief Executive Officer

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